                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1998

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number 0-3134

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO
               INDUSTRIES, INC. AND OTHER SPONSORING CORPORATIONS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            PARK-OHIO HOLDINGS CORP.
                               23000 EUCLID AVENUE
                              CLEVELAND, OHIO 44117

                                      INDEX



                                                                                                 PAGE (S)



Report of Independent Auditors...................................................................   F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits,
   with Fund Information ........................................................................   F-2--F-3
Statements of Changes in Net Assets Available for Benefits, with
   Fund Information .............................................................................   F-4--F-5
Notes to Financial Statements....................................................................   F-6--F-17

SUPPLEMENTAL SCHEDULES

Schedule I--Schedule of Assets Held for
   Investment Purposes at December 31, 1998......................................................   F-18
Schedule II--Schedule of Reportable
   Transactions for the Year Ended December 31, 1998.............................................   F-19



                                    EXHIBITS

    Exhibit
     Number                            Description
------------------ -------------------------------------------------------------

       23          Consent of Independent Auditors

       * Other supplemental schedules required by Section 2520.103-10 of the Department of Labor rules and Regulations for Reporting and disclosure under ERISA have been omitted because they are not applicable

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934. The Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              Individual Account Retirement Plan
                                              of Park-Ohio Industries, Inc. and
                                              Other Sponsoring Corporations

                                              Date:    June 29, 1999

                                              By  /s/ James S. Walker
                                                  -------------------
                                                  James S. Walker
                                                  Vice President and Chief
                                                  Financial Officer

                         Report of Independent Auditors


Plan Administrative Committee
Individual Account Retirement Plan of
   Park-Ohio Industries, Inc. and Other
   Sponsoring Corporations


We have audited the accompanying financial statements and supplementary schedules of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations as of December 31, 1998 and 1997, and for the years then ended, as listed in the table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the 1998 and 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                               /s/ Ernst & Young LLP


Cleveland, Ohio
June 11, 1999

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1998


                                                                    KeyCorp.
                                                                    Victory       KeyCorp.
                                                                  Intermediate      Prism         Putnam
                                                     KeyCorp.        Income         Money          New         Templeton
                                                  Victory Value       Bond         Market     Opportunities      Growth
                                                  ---------------------------------------------------------------------------
ASSETS
Investments, at fair value:
   KeyCorp Victory Value Fund                      $ 22,635,366
   KeyCorp Victory Intermediate Income Bond
    Fund                                                            $ 3,411,089
   KeyCorp Prism Money Market Fund                                                $ 6,081,282
   Putnam New Opportunities Fund                                                                $ 3,128,695
   Templeton Growth Fund                                                                                       $ 1,483,803
   George Putnam Fund of Boston
   KeyCorp EB Money Market Fund
   Park-Ohio Holdings Corp.  Common Stock
   Participant loans
                                                  ---------------------------------------------------------------------------
Total investments                                    22,635,366       3,411,089     6,081,282     3,128,695      1,483,803

Receivables:
   Employer contribution receivable                      27,014           4,679        23,011         9,567          6,148
   Employee contribution receivable                      90,655          13,566        33,133        35,664         21,930
                                                  ---------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 22,753,035     $ 3,429,334   $ 6,137,426   $ 3,173,926    $ 1,511,881
                                                  ===========================================================================





                                                                   Park-Ohio
                                                      George         Common          Loan
                                                      Putnam         Stock           Fund          Total
                                                  -------------------------------------------------------------
ASSETS
Investments, at fair value:
   KeyCorp Victory Value Fund                                                                    $ 22,635,366
   KeyCorp Victory Intermediate Income Bond
    Fund                                                                                            3,411,089
   KeyCorp Prism Money Market Fund                                                                  6,081,282
   Putnam New Opportunities Fund                                                                    3,128,695
   Templeton Growth Fund                                                                            1,483,803
   George Putnam Fund of Boston                    $ 3,383,843                                      3,383,843
   KeyCorp EB Money Market Fund                                    $    57,613                         57,613
   Park-Ohio Holdings Corp.  Common Stock                            2,301,254                      2,301,254
   Participant loans                                                              $  755,056          755,056
                                                  -------------------------------------------------------------
Total investments                                    3,383,843       2,358,867       755,056       43,238,001

Receivables:
   Employer contribution receivable                     10,976           7,060                        88,455
   Employee contribution receivable                     35,807          22,264                       253,019
                                                  -------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 3,430,626     $ 2,388,191    $  755,056    $ 43,579,475
                                                  =============================================================


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                 Statement of Net Assets Available for Benefits,
                              with Fund Information

                                December 31, 1997


                                                                    KeyCorp.
                                                                    Victory       KeyCorp.
                                                                  Intermediate      Prism         Putnam
                                                     KeyCorp.        Income         Money          New         Templeton
                                                  Victory Value       Bond         Market     Opportunities      Growth
                                                  --------------------------------------------------------------------------
ASSETS
Cash
Investments, at fair value:
   KeyCorp Victory Value Fund                      $ 17,904,195
   KeyCorp Victory Intermediate Income Bond
    Fund                                                           $ 2,772,350
   KeyCorp Prism Money Market Fund                                                $ 4,763,595
   Putnam New Opportunities Fund                                                                $ 1,140,377
   Templeton Growth Fund                                                                                       $ 1,489,035
   George Putnam Fund of Boston
   KeyCorp EB Money Market Fund
   Park-Ohio Holdings Corp. Common Stock
   Participant loans
                                                  --------------------------------------------------------------------------
Total investments                                    17,904,195      2,772,350      4,763,595     1,140,377      1,489,035

Receivables:
   Employer contribution receivable                      23,718          2,903         20,723         6,011          5,422
   Employee contribution receivable                      86,190          8,232         25,542        24,560         21,555
   Accrued fees and expenses
                                                  --------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 18,014,103    $ 2,783,485    $ 4,809,860   $ 1,170,948    $ 1,516,012
                                                  ==========================================================================




                                                                  Park-Ohio
                                                     George         Common          Loan
                                                     Putnam         Stock           Fund          Total
                                                  ------------------------------------------------------------
ASSETS
Cash                                                                               $  11,749   $     11,749
Investments, at fair value:
   KeyCorp Victory Value Fund                                                                    17,904,195
   KeyCorp Victory Intermediate Income Bond
    Fund                                                                                          2,772,350
   KeyCorp Prism Money Market Fund                                                                4,763,595
   Putnam New Opportunities Fund                                                                  1,140,377
   Templeton Growth Fund                                                                          1,489,035
   George Putnam Fund of Boston                    $ 2,132,036                                    2,132,036
   KeyCorp EB Money Market Fund                                   $    91,182                        91,182
   Park-Ohio Holdings Corp. Common Stock                            2,217,521                     2,217,521
   Participant loans                                                                 522,411        522,411
                                                  ------------------------------------------------------------
Total investments                                    2,132,036      2,308,703        522,411     33,032,702

Receivables:
   Employer contribution receivable                      7,586          5,025                        71,388
   Employee contribution receivable                     26,315         14,507                       206,901
   Accrued fees and expenses                                           (2,598)                       (2,598)
                                                  ------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 2,165,937    $ 2,325,637      $ 534,160   $ 33,320,142
                                                  ============================================================


See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1998


                                                     KeyCorp.
                                                     Victory        KeyCorp.
                                                   Intermediate      Prism         Putnam
                                      KeyCorp.        Income         Money           New        Templeton        George
                                   Victory Value       Bond          Market     Opportunities     Growth         Putnam
                                   ----------------------------------------------------------------------------------------
ADDITIONS
Interest income
Dividend income                      $  3,599,179   $   177,815                    $   97,863    $  193,285    $   312,342
Other income                                1,002           274   $       381              39            68            144
Contributions from employer               295,559        36,753       167,042          79,973        63,820         98,882
Contributions from participants         1,177,610       119,843       335,853         344,742       260,896        372,707
Transfer from other plans               1,388,485       328,565       467,528         903,225        55,622        960,402
Unrealized appreciation (depreciation)
   in fair value of investments           200,706        33,308        21,870         328,919      (180,943)       (30,711)
Realized gain (loss)                    1,100,429        17,811       250,741          69,803       (42,390)        40,320
Loan transfers
                                   ----------------------------------------------------------------------------------------
                                        7,762,970       714,369     1,243,415       1,824,564       350,358      1,754,086
DEDUCTIONS
Distributions to participants          (1,592,588)     (161,519)     (866,415)       (217,688)     (124,205)      (291,415)
Transfers (to) from other funds        (1,405,237)      100,597       961,182         397,209      (228,419)      (193,945)
Trustee fees and expenses                 (26,213)       (7,598)      (10,616)         (1,107)       (1,865)        (4,037)
                                   ----------------------------------------------------------------------------------------
Net increase (decrease)                 4,738,932       645,849     1,327,566       2,002,978        (4,131)     1,264,689
Net assets available for benefits at
   beginning of year                   18,014,103     2,783,485     4,809,860       1,170,948     1,516,012      2,165,937
                                   ----------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                       $ 22,753,035   $ 3,429,334   $ 6,137,426     $ 3,173,926   $ 1,511,881    $ 3,430,626
                                   ========================================================================================





                                         Park-Ohio
                                           Common           Loan
                                            Stock           Fund          Total
                                   --------------------------------------------------
ADDITIONS
Interest income                          $     4,194      $  53,928    $     58,122
Dividend income                                                           4,380,484
Other income                                     147                          2,055
Contributions from employer                   60,819                        802,848
Contributions from participants              231,893                      2,843,544
Transfer from other plans                     26,761                      4,130,588
Unrealized appreciation (depreciation)
   in fair value of investments             (372,336)                           813
Realized gain (loss)                                                      1,436,714
Loan transfers                                               98,648          98,648
                                        ---------------------------------------------
                                             (48,522)       152,576      13,753,816
DEDUCTIONS
Distributions to participants               (123,134)       (57,376)     (3,434,340)
Transfers (to) from other funds              242,917        125,696
Trustee fees and expenses                     (8,707)                       (60,143)
                                        ---------------------------------------------
Net increase (decrease)                       62,554        220,896      10,259,333
Net assets available for benefits at
   beginning of year                       2,325,637        534,160      33,320,142
                                        ---------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                           $ 2,388,191      $ 755,056    $ 43,579,475
                                        =============================================





See notes to financial statements.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year Ended December 31, 1997



                                                       KeyCorp.
                                                       Victory      KeyCorp.                  Fidelity    Fidelity
                                          KeyCorp.   Intermediate    Prism        KeyCorp.     Advisor     Advisor        Putnam
                                          Victory       Income       Money        Victory      Income       Equity          New
                                           Value         Bond        Market    International   Growth       Income     Opportunities
                                     -----------------------------------------------------------------------------------------------
ADDITIONS
Interest income                       $        116  $         4  $         7    $       1     $    10   $          4
Dividend income                          1,540,557      179,827                                  9,574        10,568   $    24,956
Other income (expense)                      15,823           16          118           18          216           279           (33)
Contributions from employer                239,669       29,503      209,025        4,965       10,159        20,653        30,853
Contributions from participants          1,008,744      103,802      291,134       21,547       40,714        97,359       139,943
Transfer from other plans                   81,786       22,574        5,558        4,737       15,053         6,236        34,834
Unrealized appreciation (depreciation)
   in fair value of investments          1,355,565       16,601       82,757      (11,871)     (54,021)     (427,757)       81,126
Realized gain (loss)                     1,058,014        9,588      180,025        5,086       51,505       415,987        62,107
                                     -----------------------------------------------------------------------------------------------
                                         5,300,274      361,915      768,624       24,483       73,210       123,329       373,786
DEDUCTIONS
Distributions to participants           (1,993,340)    (552,981)    (975,537)      (5,827)      (7,031)      (33,209)      (16,696)
Transfers (to) from other funds          2,672,180     (374,106)    (829,846)    (722,744)    (996,210)   (3,769,556)      813,987
Trustee fees and expenses                  (10,496)      (3,866)      (5,768)        (188)        (257)       (1,009)         (129)
                                     -----------------------------------------------------------------------------------------------
Net increase (decrease)                  5,968,618     (569,038)  (1,042,527)    (704,276)    (930,288)   (3,680,445)    1,170,948
Net assets available for benefits at
   beginning of year                    12,045,485    3,352,523    5,852,387      704,276      930,288     3,680,445
                                     -----------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                        $ 18,014,103  $ 2,783,485  $ 4,809,860    $       0     $      0  $          0   $ 1,170,948
                                     ===============================================================================================






                                                                   Park-Ohio
                                         Templeton       George      Common        Loan
                                           Growth        Putnam       Stock        Fund         Total
                                      ------------------------------------------------------------------
ADDITIONS
Interest income                                                    $     3,579  $  15,273  $     18,994
Dividend income                        $   231,542   $   164,795                              2,161,819
Other income (expense)                        (192)         (103)          145                   16,287
Contributions from employer                 43,548        63,785        43,462                  695,622
Contributions from participants            178,026       235,601       166,556                2,283,426
Transfer from other plans                   51,567        23,357        62,348                  308,050
Unrealized appreciation (depreciation)
   in fair value of investments           (103,262)       73,242       678,349                1,690,729
Realized gain (loss)                           181        22,064        (9,717)               1,794,840
                                      ------------------------------------------------------------------
                                           401,410       582,741       944,722     15,273     8,969,767
DEDUCTIONS
Distributions to participants              (59,205)      (50,888)      (49,177)    (5,299)   (3,749,190)
Transfers (to) from other funds          1,174,335     1,634,886      (104,922)   501,996
Trustee fees and expenses                     (528)         (802)       (6,617)                 (29,660)
                                      ------------------------------------------------------------------
Net increase (decrease)                  1,516,012     2,165,937       784,006    511,970     5,190,917
Net assets available for benefits at
   beginning of year                                                 1,541,631     22,190    28,129,225
                                      ------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                         $ 1,516,012   $ 2,165,937   $ 2,325,637  $ 534,160  $ 33,320,142
                                      ==================================================================


See notes to financial statements.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                          Notes to Financial Statements

                                December 31, 1998


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accounting records of the Individual Account Retirement Plan (the "Plan") are maintained on the accrual basis.

INVESTMENT VALUE AND INCOME RECOGNITION

Purchases of investments are recorded at cost and revalued to market values at the close of each day by the Plan Trustee. All investments are under the control and management of Key Trust Company of Ohio N.A., the Trustee of the Plan.

Purchases and sales are accounted for on the trade date.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

The investments in the common stock of Park-Ohio Holdings Corp., the parent company of Park-Ohio Industries, Inc., (collectively referred to as the "Company"), KeyCorp Victory Value Fund, KeyCorp Victory Intermediate Income Bond Fund, KeyCorp Putnam New Opportunities Fund, Templeton Growth Fund, and George Putnam Fund of Boston are valued as of the last reported trade price on the last business day of the period.

Investments in the KeyCorp Prism Money Market Fund are valued at market, which consider adjustments to the fund value for investment income and trustee expenses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to current year presentation.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                     Notes to Financial Statements-Continued

B.     DESCRIPTION OF THE PLAN

The Plan, adopted by the Company effective January 1, 1985, is a defined contribution plan which covers substantially all eligible full time employees in the following classifications:

       1. Salaried employees of the Ohio Crankshaft Division of the Company except such employment is not considered covered employment after March 4, 1989 for any employee who was an active participant in the Revised Non-Contributory Pension Plan for Hourly-Rated Employees of Ohio Crankshaft Division of Park-Ohio Industries, Inc. on or after July 10, 1983.

       2. Former salaried employees of Bennett Industries, Inc. and hourly non-bargaining unit employees of all Bennett Divisions except Lithonia (prior to August 1, 1996).

       3. Non-bargaining unit employees of the Corporate Office of the Company, Tocco, Inc., the Park Drop Forge Division of the Company, Castle Rubber Company, and Cleveland City Forge Salary Employees, Kay Home Products, Inc. (Marsh Allan and Quaker Industries Divisions) (effective November 1, 1994), Cleveland City Forge-Division Hourly Employees (effective November 1, 1995), RB&W Corporation (effective April 1, 1995), Green Bearing (effective February 1, 1997), Summerspace Inc. (effective March 1, 1997), FECO Division of TOCCO (effective April 1, 1997), Delo Screw Company (effective May 27, 1997), Arden Industrial Products, Inc. (effective July 25, 1997), Arcon Fastners, Inc. (effective October 3, 1997), and Charken Company (effective November 1, 1998).

       4. Employees of General Aluminum Manufacturing Company (effective January 1, 1995), Cicero Flexible Products (effective December 1,
              1995), Bargaining and Non-Bargaining Employees of Blue Falcon Forge (effective March 2, 1995), Bargaining and Non-Bargaining Employees of Geneva Rubber Company Division (effective March 1,
              1995), Ajax Manufacturing Company and Advanced Vehicles Inc. Salaried Employees (effective January 1, 1996), and Forging Developments International, Inc. (effective May 1, 1997).

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                     Notes to Financial Statements-Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

       5. Bargaining unit employees of the Ohio Crankshaft Division, pursuant to a collective bargaining agreement between the Company and the United Automobile, Aerospace and Agricultural Implement Workers of America and its Local 91 (effective August 1, 1995), and bargaining unit employees of RB&W Corporation-Coraopolis Plant (effective April 1, 1996).

Generally, an employee in one of the above classifications becomes eligible to join the Plan after completing 30 days of continuous employment.

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan described below:

       KeyCorp. Victory Value Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments. The fund invests primarily in stocks with above average income and appreciation potential.

       KeyCorp. Victory Intermediate Income Bond Fund--contributions and earnings are to be invested in U.S. Government Securities, corporate bonds or in any common or collective fund comprised substantially of such investments. The fund invests in primarily investment grade debt securities with average maturities of 3-8 years.

       KeyCorp. Prism Money Market Fund--contributions and earnings are to be invested in short-term investments such as certificates of deposit, U.S. Treasury Bills and commercial paper or in any common or collective fund comprised substantially of such investments.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                     Notes to Financial Statements-Continued

B.     DESCRIPTION OF THE PLAN--CONTINUED

       Putnam New Opportunities Fund--contributions and earnings are to be invested in marketable equity securities or in any common or collective fund comprised substantially of such investments within 7 or 8 industry sectors believed to offer exceptional growth potential. The fund, which was an available investment option as of April 1, 1997, invests primarily in stocks of fast-growing innovative companies with above average yields.

       Templeton Growth Fund--contributions and earnings are to be invested in marketable equity and debt securities or in any common or collective fund comprised substantially of such investments. The fund, which was an available investment option as of April 1, 1997, invests in stocks which have potential for long-term growth and debt obligations of companies and governments of any nation.

       George Putnam Fund of Boston--contributions and earnings are to be invested in marketable equity and debt securities or in any common or collective fund comprised substantially of such investments. The fund, which was an available investment option as of April 1, 1997, invests in stocks which have potential for capital growth and current income.

       Park-Ohio Holdings Corp. Common Stock Fund--contributions and earnings are to be invested in common shares of the Company purchased on the open market.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

Effective January 1, 1998 the Arden Fasteners 401(k) Retirement Plan was merged with the Individual Account Retirement Plan of Park-Ohio Industries, Inc. The balance of assets transferred to Key Trust Company of Ohio, N.A. on January 5, 1998 was $3,899,139. Participants became eligible for the Individual Account Retirement Plan as of the date of acquisition, at which time contributions to the Arden Fasteners 401(k) Retirement Plan were frozen.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                     Notes to Financial Statements-Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

The Company may terminate the Plan at any time by resolution of its Board of Directors. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

C.     CONTRIBUTIONS

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 16% of their compensation on a pre-tax basis, not to exceed $10,000 and $9,500, the IRS maximum contribution for 1998 and 1997, respectively. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for all eligible employees, regardless of employment classification, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant's investment allocation designation.

Contributions refundable to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals. Employee contributions and the contribution receivable are shown net of the amounts refundable. The total contributions refundable to participants were $10,911 and $0 in 1998 and 1997, respectively.

Participants of the Plan can make changes to their account via the telephone, through the Trust Talk System of Key Trust Company. The current provision of the system permits a participant to change investment allocation percentages once every 30 days and change payroll deferral percentages on the first day of every quarter.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                     Notes to Financial Statements-Continued


D.     PARTICIPANT LOANS

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant's eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and 15 years for a mortgage loan, with interest payable at prime plus one percent.

E.     INVESTMENTS

Investments held by the Plan at December 31, 1998 and 1997 are summarized as follows:


                                          1998                            1997
                              ------------------------------- ----------------------------
                               MARKET VALUE         COST       MARKET VALUE        COST
                              ------------------------------------------------------------

Cash                                                          $     11,749    $     11,749
KeyCorp Victory Value Fund     $ 22,635,366*   $ 18,351,266     17,904,195*     13,820,801
KeyCorp Victory Intermediate
   Income Bond Fund               3,411,089*      3,327,386      2,772,350*      2,721,955
KeyCorp Prism Money Market
   Fund                           6,081,282*      5,744,332      4,763,595*      4,448,515
Putnam New Opportunities
   Fund                           3,128,695*      2,718,650      1,140,377       1,059,251
Templeton Growth Fund             1,483,803       1,768,008      1,489,035       1,592,297
George Putnam Fund of Boston      3,383,843*      3,341,312      2,132,036*      2,058,794
KeyCorp EB Money Market Fund         57,613          57,613         91,182          91,182
Park-Ohio Holdings Corp.
   Common Shares                  2,301,254*      2,573,319      2,217,521*      2,117,250
Participant loans                   755,056                        522,411
                              ------------------------------------------------------------

TOTAL INVESTMENTS             $  43,238,001    $ 37,881,886   $ 33,044,451    $ 27,921,794
                              ============================================================


Realized gains and losses are calculated based upon historical cost of the securities using the average cost method.

* Represents investments that are 5% or more of the net assets available for benefits at December 31, 1998 and 1997, respectively.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued



E.     INVESTMENTS--CONTINUED


                                           KeyCorp.                               Fidelity
                                           Victory      KeyCorp.      KeyCorp.     Advisor    Fidelity
                                         Intermediate    Prism        Victory      Income &    Advisor
                               KeyCorp.     Income       Money     International    Growth     Equity   Putnam New     Templeton
                            Victory Value    Bond        Market        Growth      Balanced    Income  Opportunities    Growth
                          -------------------------------------------------------------------------------------------------------
 Year Ended December 31,
   1998:
     Selling price         $ 4,755,667  $   735,257   $ 3,959,645                                      $ 1,699,676    $ 741,126
     Cost                    3,655,238      717,446     3,708,904                                        1,629,873      783,516
                          -------------------------------------------------------------------------------------------------------

Realized gain              $ 1,100,429  $    17,811   $   250,741                                      $    69,803    $ (42,390)
                          =======================================================================================================





                                        Park-Ohio
                             George      Common
                             Putnam       Stock       Total
                          --------------------------------------
 Year Ended December 31,
   1998:
     Selling price         $ 1,007,092 $ 1,382,637  $ 14,281,100
     Cost                      966,772   1,382,637    12,844,386
                          --------------------------------------

Realized gain              $    40,320 $         0  $  1,436,714
                          ======================================





                                           KeyCorp.                               Fidelity
                                           Victory      KeyCorp.      KeyCorp.     Advisor    Fidelity
                                         Intermediate    Prism        Victory      Income &    Advisor
                               KeyCorp.     Income       Money     International    Growth     Equity   Putnam New     Templeton
                            Victory Value    Bond        Market        Growth      Balanced    Income  Opportunities    Growth
                          -------------------------------------------------------------------------------------------------------
 Year Ended December 31,
   1997:
     Selling price         $ 4,262,590  $ 1,069,934   $ 3,242,283  $ 789,907  $ 1,206,898  $ 4,006,283 $   585,935    $ 560,993
     Cost                    3,204,576    1,060,346     3,062,258    784,821    1,155,393    3,590,296     523,828      560,812
                          -------------------------------------------------------------------------------------------------------

Realized gain              $ 1,058,014  $     9,588   $   180,025  $   5,086  $    51,505  $   415,987 $    62,107    $     181
                          =======================================================================================================





                                        Park-Ohio
                             George      Common
                             Putnam       Stock       Total
                          --------------------------------------
 Year Ended December 31,
   1997:
     Selling price         $   325,795 $   954,589  $ 17,005,207
     Cost                      303,731     964,306    15,210,367
                          --------------------------------------

Realized gain              $    22,064 $    (9,717) $  1,794,840
                          ======================================


                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


E.     INVESTMENTS--CONTINUED

The net unrealized appreciation (depreciation) of investments included in the Plan equity is as follows:


                                                        KeyCorp.                          Fidelity
                                                        Victory    KeyCorp.     KeyCorp.   Advisor    Fidelity
                                                     Intermediate   Prism       Victory    Income &    Advisor
                                          KeyCorp.      Income      Money    International  Growth     Equity    Putnam New
                                       Victory Value     Bond       Market       Growth    Balanced    Income  Opportunities
                                     ---------------------------------------------------------------------------------------

      Balance at January 1, 1997       $ 2,727,829    $ 33,794    $ 232,323    $ 11,871   $ 54,021   $ 427,757

      Change for the fiscal period       1,355,565      16,601       82,757     (11,871)   (54,021)   (427,757)   $  81,126
                                     ---------------------------------------------------------------------------------------

      Balance at December 31, 1997       4,083,394      50,395      315,080                                          81,126

      Change for the fiscal period         200,706      33,308       21,870                                         328,919
                                     ---------------------------------------------------------------------------------------

      BALANCE AT DECEMBER 31, 1998     $ 4,284,100    $ 83,703    $ 336,950    $      0   $      0   $       0    $ 410,045
                                     =======================================================================================



                                                            Park-Ohio
                                                              Common
                                       Templeton   George      Stock
                                        Growth     Putnam       Fund        Total
                                     -----------------------------------------------

      Balance at January 1, 1997                             $ (578,078) $ 2,909,517

      Change for the fiscal period    $ (103,262)  $ 73,242     678,349    1,690,729
                                     -----------------------------------------------

      Balance at December 31, 1997      (103,262)    73,242     100,271    4,600,246

      Change for the fiscal period      (180,943)   (30,711)   (372,336)         813
                                     -----------------------------------------------

      BALANCE AT DECEMBER 31, 1998    $ (284,205)  $ 42,531  $ (272,065) $ 4,601,059
                                     ===============================================


                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


F.     BENEFITS

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company's contributions determined as follows:


                                                           Vested
                   Credited Vesting Service              Percentage
          ---------------------------------------------------------
          Less than 3 years                                   0%
          At least 3 years but less than 4 years             20
          At least 4 years but less than 5 years             40
          At least 5 years but less than 6 years             60
          At least 6 years but less than 7 years             80
          7 years or more                                   100

The portion of the Company's contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company's future contributions to the Plan. The total of forfeited contributions by participants was $73,411 and $49,529, and contributions required by the employer were reduced by $70,578 and $49,997 in 1998 and 1997, respectively. The balance of forfeited amounts available to the Company to reduce future contributions was $75,205 and $1,043 at December 31, 1998 and 1997, respectively. The majority of current year balance is attributable to forfeited contributions from the Arden Fastener 401(k) Retirement Plan, which were transferred upon the merger with the Individual Account Retirement Plan.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

                      Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                          Other Sponsoring Corporations

                    Notes to Financial Statements--Continued


G.     TRANSFER OF ASSETS

Effective January 1, 1996, former participants in the RB&W Employee Stock Ownership Plan who are active participants in the Plan, have the option of transferring their balances from the RB&W Employee Stock Ownership Plan to the Plan. The value of assets transferred to the Plan during the year were $7,615 in 1998 and $39,426 in 1997, respectively.

H.     TRANSACTIONS WITH PARTIES-IN-INTEREST

There were no reportable transactions with parties-in-interest during the year.

I.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated May 30, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

J.     SUBSEQUENT EVENT

Effective May 1, 1999 an instrument of merger was executed to merge The Metalloy Corporation 401(k) Profit Sharing Plan and Trust and The Metalloy Corporation Hourly Employees' 401(k) Plan, (collectively referred to as the "Metalloy Plans") into the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Other Sponsoring Corporations. The assets of the Metalloy Plans were transferred to Key Trust Company of Ohio, N.A., the trustee of the Plan on May 5, 1999. The assets transferred had a market value of $10,658,976.

                     Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                         Other Sponsoring Corporations

                    Notes to Financial Statements-Continued


K.     NUMBER OF PARTICIPANTS BY FUND (UNAUDITED)

The number of active participants in each investment option at December 31, 1998 and 1997 are as follows:

                                                      1998           1997
                                                   ------------------------

KeyCorp Victory Value Fund                           1,596          1,429
KeyCorp Intermediate Income Bond Fund                  963            866
KeyCorp Prism Money Market Fund                      1,530          1,309
Putnam New Opportunities Fund                          685            389
Templeton Growth Fund                                  653            603
George Putnam Fund of Boston                           933            682
Park-Ohio Holdings Corp. Common
     Stock Fund                                        712            575
Loan Fund                                              155            125

The total number of participants in the Plan is less than the sum of the number of participants shown above because many individuals were participating in more than one fund.

L.     YEAR 2000 (UNAUDITED)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Company anticipates substantially completing this phase of the project during 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

                     Individual Account Retirement Plan of
                         Park-Ohio Industries, Inc. and
                         Other Sponsoring Corporations

                    Notes to Financial Statements-Continued





L.     YEAR 2000 (UNAUDITED)--CONTINUED

For the second phase of the project, Plan management established formal communications with its third party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be Year 2000 compliant by early 1999. If modification of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

     Form 5500, Line 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1998

          Identity of Issuer, Borrower                 Description                          Current
                or Similar Party                      of Investment           Cost           Value
-----------------------------------------------------------------------------------------------------------

KeyCorp Victory Value Fund*                             1,299,390 units    $  18,351,266   $  22,635,366
KeyCorp Victory Intermediate Income
   Bond Fund*                                             348,782 units        3,327,386       3,411,089
KeyCorp Prism Money Market Fund*                          507,747 units        5,744,332       6,081,282
Putnam New Opportunities Fund                              53,546 units        2,718,650       3,128,695
Templeton Growth Fund                                      90,642 units        1,768,008       1,483,803
George Putnam Fund of Boston                              187,574 units        3,341,312       3,383,843
Key Trust Company of Ohio, N.A.: Employee
Benefits Money Market Fund*                                57,613 units           57,613          57,613
Park Ohio Holdings Corp.*                           152,149 shares of
                                                      common stock             2,573,319       2,301,254
Participant loans                                    Interest rates
                                                      ranging from
                                                     9.25% to 9.50%                              755,056
                                                                          ---------------------------------

                                                                           $  37,881,886   $  43,238,001
                                                                          =================================


*Indicates party-in-interest to the Plan.

                 Individual Account Retirement Plan of Park-Ohio
               Industries, Inc. and Other Sponsoring Corporations

                             EIN 346520107 Plan 011

           Form 5500, Line 27(d)--Schedule of Reportable Transactions

                          Year Ended December 31, 1998



                                                             Purchase       Selling        Cost of
    Identity of Party Involved      Description of Asset      Price          Price          Assets     Current Value    Net Gain
-----------------------------------------------------------------------------------------------------------------------------------

CATEGORY (I)--INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

KeyCorp Victory Value Fund*                                 $ 3,474,052                    $ 3,474,052    $ 3,474,052

CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

KeyCorp Prism Money Market Fund*      Common/Collective
                                            Trust                            3,959,645       3,708,904      3,959,645   $   250,741
                                                              5,004,721                      5,004,721      5,004,721

KeyCorp Victory Intermediate
  Income Fund*                           Mutual Fund                           735,257         717,446        735,257        17,811
                                                              1,322,877                      1,322,877      1,322,877

KeyCorp EB Money Market Fund*         Employee Benefits
                                      Money Market Fund                      1,382,637       1,382,637      1,382,637
                                                              1,349,068                      1,349,068      1,349,068

KeyCorp Victory Value Fund*              Mutual Fund
                                                                             4,755,667       3,655,238      4,755,667     1,100,429
                                                              8,183,993                      8,183,993      8,183,993

Putnam New Opportunities Fund            Mutual Fund
                                                                             1,699,676       1,629,873      1,699,676        69,803
                                                              3,289,272                      3,289,272      3,289,272

Templeton Growth Fund                    Mutual Fund                           741,127         783,517        741,127       (42,390)
                                                                959,228                        959,228        959,228

George Putnam Fund                       Mutual Fund                         1,007,092         966,772      1,007,092        40,320
                                                              2,249,290                      2,249,290      2,249,290


     *Indicates party-in-interest to the Plan.
     There were no category (ii) or (iv) reportable transactions during 1998.